Form C-AR

BUSINESS OPERATIONS: DIRECTORS

DIRECTORS OF THE COMPANY

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Benton Crane	Marketing and advertising Executive	Harmon Brothers LLC.	August 2013-Current
Daniel Harmon	Marketing and Advertising Executive	Harmon Brothers LLC.	August 2013-Current
Connor Boyack	Education Executive	Libertas Institute	January 2013-Current

OFFICERS OF THE COMPANY

OFFICERS OF THE COMPANY

Officer:	Position:	Dates of Service:	Responsibilities:
Daniel Harmon	President and Director	April 2020 - Present	Writer, Director, Show runner
Benton Crane	Executive Producer	April 2020-Present	Business Administration
Jonny Vance	Chief Marketing Officer	April 2020 - Present	Writer and Marketing

OFFICER INFORMATION (See Attachment)

See Exhibit Daniel Harmon Employment History, Exhibit Benton Crane Employment History, Exhibit Jonny Vance Employment History, and Exhibit Connor Boyack Employment History.

BENEFICIAL OWNERS

The only beneficial owner is a non-profit named Libertas Institute (Connor Boyack, President) with 25.7% of outstanding voting equity.

BUSINESS AND ANTICIPATED BUSINESS PLAN

"THE CARTOON THAT CAN LITERALLY CHANGE THE WORLD."
How do you describe economics to a 7-year-old?
Should your preteen care about the government?

For too long, parents have been at the mercy of professional curriculum developers to instruct their children. History is watered down, key principles omitted altogether, and time and attention are given to things of lesser importance.

Not anymore.

Tuttle Twins is the first cartoon series to teach kids enduring principles of freedom, economics, and government that both they—and their adults—actually want to watch.

Kids. And economics. And freedom. All mashed together in one show. In a cartoon. And with a healthy dose of comedy, of course. :)

The Tuttle Twins show, based on the best-selling books, is the first-of-its-kind cartoon series that aims to instruct while entertaining. By the end of 2021, eight of the twelve episodes from Season One had been distributed through the Angel Studios platform. As of this filing, all of Season One has been produced, and work has begun on the first episodes of Season Two. We are grateful to our investors for making this possible!

The Tuttle Twins, Ethan and Emily, are the two main characters in a series of 8 children's books written by Connor Boyack. The twins take the reader through their exploration of economics, law, money, the golden rule, entrepreneurship, and more.

WHY A TUTTLE TWINS SHOW?

We have a hunch that humans enjoy freedom, but that they don't always know what that looks like. We believe we can help them cut through the noise of politics to find a clearer picture—then they can use that perspective to form their own opinions and make better decisions.

It's a big dream, but life isn't much fun without big dreams, right?!

When it comes to teaching their children about the enduring principles of freedom, many parents don't know where to start. The Tuttle Twins books have sold OVER ONE MILLION COPIES and they do a fantastic job of introducing important topics and creating meaningful family discussions about them.

With screens becoming a more and more important part of our lives, we risk losing the opportunity to teach about these principles as time is spent on other (often meaningless) content.

We believe there is no better way to teach these important principles than by making them come to life on screen. The video format is enabling us to simplify principles and introduce a level of humor that will inform and entertain people of all ages and abilities.

WHAT KIND OF SHOW IS IT?

The Tuttle Twins series is based on The Tuttle Twins books but will tell new stories. Our vision for the series is to mix the humor of shows like The Simpsons, Phineas and Ferb, and Gravity Falls with the education and family friendliness of The Magic School Bus.

The story revolves around the Tuttle Twins, their Grandma, and her time-traveling wheelchair.

The vision is to make it entertaining for kids, and enjoyable for adults.

THE CHALLENGE

Making a cartoon like this requires money. A quality television series like this can cost millions of dollars—the kind of money only Hollywood studios have traditionally. However, Hollywood would never make a show like this! It doesn't fit their worldview.

We know there are millions of families and individuals that believe in sound economic principles, freedom for all, and the protection of individual rights. We have been creating content that not only teaches these principles in an easy-to-understand way, but in a way that also engages and entertains—and that equips the viewer to explain these principles to others.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Because there is limited operating history of this production company, there is also limited knowledge that the production will continue to be able to be successfully completed within the stated budget.

(2) It is possible that Covid 19 or any other number of unexpected situations may arise that prevent the completion of the production of the tv series.

(3) Because there is limited operating history, we are still aspiring to grow a significant following specifically for the show; promotional efforts may prove to be ineffective in getting Tuttle Twins readers (purchasers of past books) to transition and support this tv series or in gathering new followers.

(4) We have no control over what other shows or content is released at the same time as our content, thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketplace.

(5) Our content is on the political spectrum and any number of scenarios may arise in which the speech that our content contains is restricted, censored, or otherwise prevented from coming to market.

(6) Distribution channels and methods can fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

(7) Our goals are only goals and we cannot foresee events that may arise in the future that prevent us from completing our plans.

(8) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.

(9) Now that we are beginning to distribute the show, it could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.

(10) Because we are only creating one TV show, we are not able to diversify our content, which may be a problem for ultimate profitability.

(11) Changing circumstances in the world may cause an increase in the production cost and budget of each episode we produce, which can negatively affect our ability to turn a profit.

CAPITAL STRUCTURE

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	12,250,000	6,812,857	Yes	
Preferred Units	5,442,220	4,971,474	No	20% Preferred Return

Describe the terms of the securities being offered:
The securities being offered are Class A Preferred Units of Tuttle Twins Show, LLC and they will have a 20 percent preferred return.

The securities offered in Regulation Crowdfunding offering do not have voting rights, and therefore are limited right stocks (Preferred Unit holders will not be able to vote on the decisions of the company).

The Managers have been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other offering may be made by the Managers. Any such future offering may dilute the holdings of past investors.

EFFECT ON CF EQUITY RIGHTS

Preferred Unit holders will not be able to vote on the decisions of the company. Power has been delegated by the voting members to the Company Managers and Officers to manage the business of the Company and other Common Unit holders maintain other voting rights.

BENEFICIAL OWNERS

The only beneficial owner is a non-profit named Libertas Institute (Connor Boyack, President) with 25.7% of outstanding voting equity. This ownership could affect the rights of minority owners, such as those of the Reg CF equity holders.

EQUITY VALUATION

Shares in CF I were valued at $0.77 per share. For the second round, CF II, shares were valued at $0.88 per share.

GENERAL RISK DISCLAIMER

What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
  If additional issuances are made, the investors in this offering may become diluted
- issuer repurchases of securities,
  The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
- a sale of the issuer or of assets of the issuer; or
  The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens, they would get paid out first before Common Unit holder get paid out.
- transactions with related parties?
  Although the Managers of the Company may enter into related party contracts, their fiduciary duties to all members are what protect the investors in this offering from abuse.

RULE 501 RESTRICTION ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DEBTS

The Company has never incurred any debt.

PAST OFFERINGS

Type of Offering	Date	Type of Securities Offered	Units	Dollar Value
Pilot Episode Investors	June/July 2020	Common Units	2,500,000	$350,000
CF I	November 2020	Preferred Units	1,385,195	$1,066,600
Reg D	March/April 2021	Preferred Units	766,262	$590,000
CF II	August 2021	Preferred Units	2,820,047	$2,481,642

As of December 31, 2021, regarding the use of proceeds, a cumulative $1,795,315 since company inception was spent in creating the animated shows. Typical production expenses included writers, storyboard artists, animation studios, voice actors, directors, editors, producers, and so forth. During 2021, expenses to market the show were $501,117. An additional $60,101 was spent on General and Administrative expenses (i.e., rent, consulting, supplies, etc.).

AFFILIATED TRANSACTIONS

Nothing known that is applicable.

PREVIOUS FORM C-AR COMPLIANCE

In 2021, we launched a new offering six days after the Form C-AR was due and the Form C included all the required information for the correct time period, so we did not file a separate Form C-AR.